UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2

CANADA LIFE FINANCIAL CORPORATION

(Name of Issuer)

Common Shares
(Title of Class of Securities)

135113108
(CUSIP Number of Class of Securities)

Dale W.J. Scott
Manulife Financial Corporation
200 Bloor Street East, North Tower 11
Toronto, Ontario, Canada
M4W 1E5
(416) 926-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Alan H. Paley, Esq.
Debevoise & Plimpton
919 Third Avenue
New York, NY 10022
(212) 909-6000

February 28, 2003

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Schedule 13D

CUSIP No. 135113108

1.	Name of Reporting Person: Manulife Financial Corporation	I.R.S. Identification No. of above person (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐
(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 14,779,194

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 14,779,194

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,779,194

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): HC

Schedule 13D

CUSIP No. 135113108

1.	Name of Reporting Person: The Manufacturers Life Insurance Company	I.R.S. Identification No. of above person (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐
(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 14,779,194

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 14,779,194

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,779,194

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): IC

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on December 12, 2002, as amended by Amendment No. 1 filed on December 30, 2002 (together, the “Statement”). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is hereby amended and restated in its entirety as follows:

     Of the 14,779,194 Common Shares reported by the Reporting Persons, 14,684,706 are held in the general account of Manufacturers Life and the balance is held in segregated accounts of Manufacturers Life, mutual funds or other third party accounts over which Manufacturers Life or one or more of its subsidiaries has or shares investment discretion. The source of funds for the purchase of the Common Shares held in Manufacturers Life general account is working capital, and the source of funds for the balance of the Common Shares is funds received from third parties, including policyholders, investors and clients.

Item 4. Purpose of Transaction

     Item 4 of the Statement is hereby amended and supplemented by adding the following:

     On February 17, 2003 the Company announced that Great-West Lifeco Inc. had agreed to acquire all of the outstanding Common Shares of the Company for a combination of cash and Great-West Lifeco Inc. securities valued at Cdn. $44.50 for each of the Common Shares.

     On February 28, 2003, Manulife issued a press release stating that it would not extend its Bid for the Common Shares of the Company which expired at 5:00 p.m. that day. A copy of the press release is filed as Exhibit 5 to this Amendment No. 2.

     The Reporting Persons are evaluating their options with respect to their investment in the Company’s Common Shares in light of the agreement between the Company and Great-West Lifeco Inc. Subject to the requirements of applicable law and depending on market conditions, the trading prices for Common Shares and other relevant factors, the Reporting Persons may (a) sell all or part of their holdings of Common Shares in the open market or in privately negotiated transactions or as part of the transaction contemplated by the agreement between the Company and Great-West Lifeco Inc., (b) acquire additional Common Shares in the open market or in privately negotiated transactions, or (c) take no action with respect to their holdings of Common Shares.

     Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

     (a)  The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, 14,779,194 Common Shares. The Common Shares owned by the Reporting Persons constitute approximately 9.2% of the Common Shares issued and outstanding (computed on the basis of 160,400,000 Common Shares issued and outstanding, as reported in the Company’s Press Release, filed with the Securities and Exchange Commission on Form 6-K on February 5, 2003). To the Reporting Persons’ knowledge, except as set forth in Annex A to this Statement, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, any Common Shares.

     Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

     (b)  The Reporting Persons have shared power to vote and dispose of 14,779,194 Common Shares. Pursuant to certain management contracts, the Reporting Persons also share power to vote and dispose of 35,000 of these Common Shares with a third party fund manager.

     Item 5(c) of the Statement is hereby amended and supplemented as follows:

     Transactions in the Common Shares that were effected since the filing of the Statement on December 12, 2002 in open market transactions by the persons named in response to paragraph (a) of Item 5 are set out below. These transactions were effected (i) in the general account of Manufacturers Life or a subsidiary thereof, generally on an index basis (identified below as “On BS” or on balance sheet), (ii) in segregated accounts of Manufacturers Life (identified below as “SA”), or (iii) on behalf of mutual funds or other third parties accounts managed by Manufacturers Life or a subsidiary thereof (identified below as “Off BS” or off balance sheet).

		Number of Common	Price Per Common	Nature of
Date of Transaction	Sale/Purchase	Shares	Share(Cdn.$)	Holding

12/20/2002	Sale	26	40.08	On BS
12/20/2002	Purchase	442	40.12	On BS
12/20/2002	Purchase	401	40.12	Off BS
12/20/2002	Purchase	2,519	40.12	SA
1/2/2003	Purchase	388	40.78	Off BS
1/17/2003	Purchase	253	40.84	Off BS
1/29/2003	Purchase	7,526	39.51	On BS
1/31/2003	Purchase	10,437	39.96	On BS
2/3/2003	Purchase	26	40.22	Off BS
2/5/2003	Sale	259	40.63	Off BS
2/6/2003	Sale	54	40.46	Off BS

     In addition, the transaction that was reported on the Statement filed on December 12, 2002 as having occurred on December 5, 2002 in fact occurred on December 2, 2002 and is amended and restated as follows:

12/02/02	Purchase	498	32.50	On BS

Item 7. Material to Be Filed as Exhibits

     Item 7 of the Statement is hereby amended and supplemented by adding the following:

Exhibit 5	Press Release, dated February 28, 2003.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2003

MANULIFE FINANCIAL CORPORATION

	By:	/s/ Dale W.J. Scott

	Name:	Dale W.J. Scott
	Title:	Senior Vice President and General Counsel

THE MANUFACTURERS LIFE INSURANCE COMPANY

	By:	/s/ Dale W.J. Scott

	Name: Title:	Dale W.J. Scott Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit 5	Press Release, dated February 28, 2003.